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MAR 02 2021
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Investment Bankers Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2900 N Quinlan Park Rd, Suite 240
(No. and Street)

Austin	Texas	78732
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Fichera 512-266-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company
(Name – *if individual, state last, first, middle name*)

PO BOX 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dante Fichera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Investment Bankers Corp., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA GOVEA
Notary ID #132217554
My Commission Expires
October 18, 2023

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Investment Bankers Corp.

Financial Statements and Supplemental Schedules

December 31, 2020

With Report of Independent Registered Public Accounting Firm

Independent Investment Bankers Corp.

Index to Financial Statements and Supplemental Schedules
December 31, 2020

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Investment Bankers Corp. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Independent Investment Bankers Corp. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Independent Investment Bankers Corp.'s management. Our responsibility is to express an opinion on Independent Investment Bankers Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Independent Investment Bankers Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Independent Investment Bankers Corp.'s financial statements. The supplemental information is the responsibility of Independent Investment Bankers Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Independent Investment Bankers Corp.'s auditor since 2014.
Austin, Texas
February 8, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Financial Condition

December 31, 2020

Assets:		
Cash and cash equivalents	$	1,073,711
Other assets		30,735
Property and equipment, net		8,090
Total assets	$	1,112,536
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	955,457
Total liabilities		955,457
Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		111,164
Total stockholder's equity		157,079
Total liabilities and stockholder's equity	$	1,112,536

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Operations

For the Year Ended December 31, 2020

Revenues:		
Commissions	$	14,626,515
Investment banking retainers		2,659,548
Other income		531,859
Total revenues		17,817,922
Operating expenses:		
Commissions, compensation and benefits		16,996,623
Communications		7,556
Dues and subscriptions		3,905
License and registration		32,286
Technology fees		41,825
Occupancy and equipment costs		19,568
Professional fees		253,069
Travel, meals and entertainment		24,639
Other expenses		113,490
Total operating expenses		17,492,961
Net income	$	324,961

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2020

	Shares	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2019	100	$ 1	$ 45,914	$ 84,203	$ 130,118
Distributions	-	-	-	(298,000)	(298,000)
Net income	-	-	-	324,961	324,961
Balance at December 31, 2020	100	$ 1	$ 45,914	$ 111,164	$ 157,079

The accompanying notes to the financial statements are an integral part of these financial statements.

INDEPENDENT INVESTMENT BANKERS CORP.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	324,961
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation expense		9,990
Change in assets and liabilities:		
Other assets		18,877
Accounts payable and accrued expenses		693,674
Net cash from operating activities		1,047,502
Cash flows used in investing activities:		
Purchases of property and equipment		(1,339)
Net cash used in investing activities		(1,339)
Cash flows used in financing activities:		
Proceeds from PPP loan		27,500
Repayments of PPP loan		(27,500)
Distributions to stockholder		(298,000)
Net cash used in financing activities		(298,000)
Net increase in cash		748,163
Cash and cash equivalents at beginning of year		325,548
Cash and cash equivalents at end of year	$	1,073,711
Supplemental disclosures of cash flow information:		
Income taxes paid	$	16,763
Interest paid	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

Note 1 - Nature of Business

Independent Investment Bankers Corp. (the "Company"), a Delaware Corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing registered investment banking professionals a platform to assist private and public companies obtain equity/debt capital or liquidity or growth through mergers or acquisition. Offerings are made primarily to institutional investors.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within three months or less from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company provides advisory services on mergers and acquisitions, the buying and selling of securities and assets and the securing debt financing on behalf of its customers. Revenue is recognized at the point that performance under the arrangement is completed and commissions are received by the Company.

Investment Banking Retainers
Investment banking retainers are recognized on an accrual basis and are included in income upon completion of the performance obligation in accordance with the contract and upon receipt from customer. There is no deferred revenue for open contracts as of December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Fair Value Measurements
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the stockholder of the Company.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2020, the Company recorded $0 in Texas margin tax expense.

Management Review
The Company has evaluated subsequent events through February 8, 2021 the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. There are no subsequent events requiring recognition or disclosure.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2020:

Computers and equipment	$ 62,650
Subtotal	62,650
Less accumulated depreciation and amortization	(54,560)
Total	$ 8,090

Depreciation expense for the year ended December 31, 2020 was $9,990.

Note 4 - Commitments and Contingencies

On March 1, 2019, the Company entered into a membership agreement with WeWork for office space. Total rent expense under the agreement was $9,578 for the year ended December 31, 2020.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Risks Related to the COVID-19 Pandemic

The ongoing novel coronavirus ("COVID-19") pandemic, and governmental and individual efforts to contain the pandemic, have had a significant negative impact on the U.S. and global economy which has and will continue to affect our business, financial condition and results of operations.

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures worldwide. On March 13, 2020, the United States declared a national emergency concerning the COVID-19 outbreak, and shortly thereafter many states and municipalities also declared public health emergencies. Along with these declarations, wide-ranging actions were taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions across the United States and the world, including quarantines, "shelter-in-place" orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.

The U.S. economy generally and the Company's clients and affiliated investment bankers in particular have been directly impacted by governmental orders reducing travel and in-person interactions. The Company expects that its clients will continue to be impacted by social distancing efforts for the duration of the COVID-19 pandemic. Some of its afflicted clients and affiliated investment bankers have missed workdays due to illness or quarantine.

The Company could also be negatively impacted over the medium-to-longer term if the disruptions related to COVID-19 cause civil unrest; precipitate a prolonged economic downturn and/or an extended rise in unemployment or tempering of wage growth, any of which could lower demand for its client's products and services which could impact the need for investment banking services.

In response to the COVID-19 pandemic and resulting economic downturn, the Federal Reserve reduced the target federal funds rate to a range of 0.00% to 0.25% and has stated that it intends to keep the rate near 0.00% until signs of higher inflation and a tighter labor market emerge. Also, financial assistance under the Coronavirus Aid, Relief, and Economic Security (CARES) Act; the Consolidated Appropriations Act, 2021; or other similar COVID-19 related federal and state programs, such programs may provide significant relief to many businesses and people but it is uncertain if it will have a positive impact on the Company's operating results.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may

not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and net capital requirements of $118,254 and $63,697, respectively, which was $54,557 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 8.08 to 1.

Note 6 – Concentration

During the year ended December 31, 2020, the Company had one customer that represented 19% of total revenues.

Note 7 – Long Term Debt

On May 20, 2020, the Company received loan proceeds in the amount of approximately $27,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used the proceeds for purposes consistent with the PPP and CARES Act. As of December 31, 2020, the outstanding loan amount was $0.

SCHEDULE I

INDEPENDENT INVESTMENT BANKERS CORP.
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2020

Total stockholder's equity qualified for net capital	$	157,079
Deductions and/or charges		
Non-allowable assets:		
Property and equipment		8,090
Other assets		30,735
Total deductions and/or charges		38,825
Net capital before haircuts on securities		118,254
Haircuts on securities		-
Net capital	$	118,254
Aggregate indebtedness		
Accounts payable and accrued expenses		955,457
Total aggregate indebtedness	$	955,457
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	63,697
Net capital in excess of minimum requirement	$	54,557
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	22,708
Ratio of aggregate indebtedness to net capital		8.08 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as reported by Independent Investment Bankers Corp. on January 23, 2021 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Independent Investment Bankers Corp.

Schedule II & Schedule III

December 31, 2020

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to computation for determination of reserve requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession or control requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release NO. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.

BAUER & COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Independent Investment Bankers Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which Independent Investment Bankers Corp. is not exempt, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Independent Investment Bankers Corp., compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 8 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

IIB
Independent Investment Bankers

February 8, 2021

INDEPENDENT INVESTMENT BANKERS CORP.
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2020

Independent Investment Bankers Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; participating in distributions of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dante Fichera, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dante Fichera, President
INDEPENDENT INVESTMENT BANKERS CORP.

BAUER
& COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of Independent Investment Bankers Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Independent Investment Bankers Corp. and the SIPC, solely to assist you and SIPC in evaluating Independent Investment Bankers Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Independent Investment Bankers Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Independent Investment Bankers Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Independent Investment Bankers Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 8, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*35*******2408********************MIXED AADC 220
68609 FINRA DEC
INDEPENDENT INVESTMENT BANKERS CORP
2900 N QUINLAN PARK RD STE 240-235
AUSTIN, TX 78732-6083

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 26,727

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,646)
7/20/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,081

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☒
Total (must be same as F above) $ 21,081

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Independent Investment Bankers Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of January, 20 21.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$17,817,922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$17,817,922
2e. General Assessment @ .0015	$26,727 (to page 1, line 2.A.)